UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                     BOSTON CAPITAL TAX CREDIT FUND III L.P.
                                (Name of Issuer)

                   SERIES 16 BENEFICIAL ASSIGNEE CERTIFICATES
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                 January 1, 2001

             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)







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                                  SCHEDULE 13G

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CUSIP No.                                                    PAGE 2 OF 4 PAGES
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1                 NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Everest Properties II, LLC
                  W. Robert Kohorst
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
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3                 SEC USE ONLY
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4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                  California (entity); United States (person)
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---------------------------- --------------------------------------------------
     NUMBER OF SHARES        5        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH            340,049 Units
   REPORTING PERSON WITH
                             6        SHARED VOTING POWER


                             7        SOLE DISPOSITIVE POWER


                             8        SHARED DISPOSITIVE POWER
                                      340,049 Units
---------------------------- --------------------------------------------------
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9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  340,049 Units
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10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                  [ ]
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11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  Approximately 6.3%
----------------- -------------------------------------------------------------
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12                TYPE OF REPORTING PERSON
                  OO (limited liability company); IN
----------------- -------------------------------------------------------------

ITEM 1.  ISSUER.

     (a) The name of the subject company is BOSTON CAPITAL TAX CREDIT FUND III L.P. (the "Partnership").

     (b) The address of the principal executive offices of the Partnership is One Boston Place, Suite 2100, Boston, Massachusetts 02108.


ITEM 2.  PERSONS FILING.

     (a) The persons filing this statement on Schedule 13G (the "Statement") are Everest Properties II, LLC ("Everest Properties") and W. Robert Kohorst.

     (b) The address of the principal place of business of each filing person is 155 North Lake Avenue, Suite 1000, Pasadena, California 91101.

     (c) Everest Properties is a California limited liability company. Mr. Kohorst is a United States citizen.

     (d) This Statement relates to units of Series 16 beneficial assignee certificates in the Partnership ("Units").

     (e)  Not applicable.

ITEM 3.  [NOT APPLICABLE]

ITEM 4.  OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest Tax Credit Investors, LLC (120,350 Units), Everest Tax Credit Investors 3, LLC (180,849 Units), and Everest Tax Credit Investors 4, LLC (38,850 Units) (each an "Everest Holder"). The members of each Everest Holder include Everest Properties, which is also the manager of each Everest Holder. Pursuant to the Operating Agreement of each Everest Holder, the consent of Everest Properties is required to dispose of the Units held by each Everest Holder. Mr. Kohorst possesses sole power to determine whether such consent by Everest Properties will be given or withheld. As manager, Everest Properties has the sole power to cause each Everest Holder to vote the Units, and Mr. Kohorst has the sole power to determine how such a vote would be made.

ITEMS 5-9.  [NOT APPLICABLE]

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2002


                         EVEREST PROPERTIES II, LLC


                         By:  /s/ W. ROBERT KOHORST
                              --------------------------
                              W. Robert Kohorst
                              President


                         /s/ W. ROBERT KOHORST
                         --------------------------
                         W. Robert Kohorst